SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

SSGI, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

78467G 10 6
(CUSIP Number)

MAY 13, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	78467G 10 6

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): Bobby L. Moore, Jr.

2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	”
(b)	”

3)	SEC Use Only

4)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power: 4,124,622
6) Shared Voting Power: 0
7) Sole Dispositive Power: 4,124,622
8) Shared Dispositive Power: 0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,124,622

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	”

11)	Percent of Class Represented by Amount in Row (9): 13.52%

12)	Type of Reporting Person (See Instructions):	IN

The information contained in this Schedule 13G is as of the date hereof, unless otherwise expressly provided herein.

Item 1.

(a)	Name of Issuer:

SSGI, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8120 Belvedere Road, Suite 4, West Palm Beach, Florida  33411.

Item 2.

(a)	Name of Person Filing:

Bobby L. Moore, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

4215 S.B. Merrion Road, Lakeland, Florida 33810.

(c)	Citizenship:

United States.

(d)	Title of Class of Securities:

Common Stock.

(e)	CUSIP Number:

78467G 10 6.

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under Section 15 of the Act;
(b) [  ] Bank as defined in Section 3(a)(6) of the Act;
(c) [  ] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [  ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [  ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)  [  ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [  ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)  [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or
(j)  [  ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

The Reporting Person is the beneficial owner of 4,124,622 shares of Common Stock, representing 13.52% of the outstanding shares of Common Stock.  The Reporting Person has the sole power to vote and dispose of all of such shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2010	/s/ Bobby L. Moore, Jr.
Bobby L. Moore, Jr.